BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 July 2018

Name of applicant:RELX PLC

Name of scheme:RELX Group plc 2003 SAYE Share Option Scheme

Period of return:From: 1 January 2018To:30 June 2018

Balance of unallotted securities under scheme(s) from previous return: 490,676

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):  Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 5,463

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 485,213

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 July 2018

Name of applicant:RELX PLC

Name of scheme:RELX Group plc 2013 SAYE Share Option Scheme

Period of return:From: 1 January 2018To:30 June 2018

Balance of unallotted securities under scheme(s) from previous return: 195,460

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):  Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 55,049

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 140,411

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 July 2018

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2003

Period of return:From: 1 January 2018To:30 June 2018

Balance of unallotted securities under scheme(s) from previous return: 1,524,288

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 213,491

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 1,310,797

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 July 2018

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2013

Period of return:From: 1 January 2018To:30 June 2018

Balance of unallotted securities under scheme(s) from previous return: 1,387,562

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 218,029

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 1,169,533

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528